Exhibit 99.1

ABN 37 080 699 065

Notice of Annual General Meeting and Explanatory Memorandum

Alterity Therapeutics Limited:	ACN 080 699 065
Date of Meeting:	Tuesday 26th November 2019
Time of Meeting:	09:30am (AEDT)
Registration from 09:15am
Place of Meeting:	Adina Apartment Hotel
189 Queen Street, Melbourne, VIC 3000

This is an important document. It should be read in its entirety.

If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

ALTERITY THERAPEUTICS LIMITED

ACN 080 699 065

Notice is given that the 2019 Annual General Meeting of Alterity Therapeutics Limited (“the Company” or “Alterity”) will be held at the Adina Apartment Hotel, 189 Queen Street, Melbourne, VIC 3000 on Tuesday 26th November 2019 at 9:30am (Australian Eastern Daylight Time), for the purposes of considering and, if thought fit, passing each of the resolutions referred to in this Notice of Annual General Meeting.

Further details in respect of each of the resolutions proposed in this Notice of Annual General Meeting are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting. The details of the resolutions contained in the Explanatory Memorandum should be read together with, and form part of, this Notice of Annual General Meeting.

Please read this Notice of Annual General Meeting carefully and consider directing your proxy on how to vote on each resolution by marking the appropriate box on the proxy form included with this Notice of Annual General Meeting. Shareholders who intend to appoint the Chairman as proxy (including appointment by default) should have regard to Proxy and Voting Instructions on page 5 of this Notice of Annual General Meeting.

ORDINARY BUSINESS

2019 Annual Financial Statements

To receive and consider the 2019 Annual Financial Statements of the Company in respect of the year ended 30 June 2019 and comprising the Annual Financial Report, the Directors’ Report and the Auditor’s Report. At the meeting, a representative of the Company’s auditors, PricewaterhouseCoopers, will be invited to attend to answer questions about the audit of the Company’s 2019 Annual Financial Statements.

Ordinary Resolution – Resolution #1 – Non-binding resolution to adopt Remuneration Report

To consider and, if thought fit, to pass the following resolution as an advisory and non-binding ordinary resolution:

“THAT for the purposes of section 250R(2) of the Corporations Act, the Remuneration Report for the financial year ended 30 June 2019 as disclosed in the Directors’ Report is adopted.”

Voting Exclusion and Restriction Statement:

A vote on Resolution 1 must not be cast (in any capacity) by, or on behalf of any of the following persons (referred to herein as “Restricted Voters”):

●	a member of the key management personnel of the Company (KMP), details of whose remuneration are included in the Remuneration Report for the year ended 30 June 2019; or

●	a closely related party of a KMP.

However, a person (“voter”) may cast a vote on Resolution 1 as a proxy if the vote is not cast on behalf of a Restricted Voter and the voter is appointed as a proxy in writing that specifies how the proxy is to vote on the Resolution 1. The Chairman may also exercise undirected proxies if the vote is cast on behalf of a person entitled to vote and the proxy appointment expressly authorises the Chairman to exercise the proxy even if Resolution 1 is connected directly or indirectly with the remuneration of members of the KMP.

If you are a KMP or a closely related party of a KMP (or are acting on behalf of any such person) and purport to cast a vote that will be disregarded by the Company (as indicated above), you may be liable for an offence for breach of voting restrictions that apply to you under the Corporations Act.

KMP are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, whether directly or indirectly. Members of KMP include its directors and certain senior executives.

A closely related party of a member of the KMP means any of the following:

●	a spouse, child or dependent of the member;

●	a child or dependent of the member’s spouse;

●	anyone else who is one of the member’s family and may be expected to influence, or be influenced by, the member in the member’s dealings with the Company;

●	a company the member controls; or

NOTICE OF 2019 ANNUAL GENERAL MEETING

●	a person prescribed by regulations (as at the date of this notice of meeting, no additional persons have been prescribed by regulation).

Shareholders who intend to appoint the Chairman as proxy (including an appointment by default) should refer to the Proxy and Voting Instructions on page 5 of this Notice of Annual General Meeting.

Further details in respect of Resolution 1 are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting.

Ordinary Resolution – Resolution #2 – Re-Election of Director – Mr. Brian Meltzer

To consider and, if thought fit, pass as an ordinary resolution, the following:

“THAT Mr. Brian Meltzer, a Director of the Company, who retires by rotation in accordance with the Company’s Constitution and, being eligible, offers himself for re-election, be re-elected as a Director of the Company.”

Further details in respect of Resolution 2 are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting.

Ordinary Resolution – Resolution #3a – Ratification of prior issue of shares

To consider and, if thought fit, pass as an ordinary resolution, the following:

“THAT for the purposes of ASX Listing Rule 7.4 and for all other purposes, shareholders ratify the prior issue of 12,824,100 fully paid ordinary shares at a total value of USD 461,010 in a placement to shareholders under ADRs (American Depository Receipts) who were unrelated professional, sophisticated and other exempt investors that did not require disclosure under Chapter 6D of the Corporations Act on 21 March 2019, as described in the Explanatory Memorandum which accompanied and formed part of the Notice of Annual General Meeting.”

Ordinary Resolution – Resolution #3b – Ratification of prior issue of shares

To consider and, if thought fit, pass as an ordinary resolution, the following:

“THAT for the purposes of ASX Listing Rule 7.4 and for all other purposes, shareholders ratify the prior issue of 7,962,060 fully paid ordinary shares at a total value of USD 191,912 in a placement to shareholders under ADRs (American Depository Receipts) who were unrelated professional, sophisticated and other exempt investors that did not require disclosure under Chapter 6D of the Corporations Act on 31 July 2019, as described in the Explanatory Memorandum which accompanied and formed part of the Notice of Annual General Meeting.”

Voting Exclusion Statement

The Company will disregard any votes cast in favour of resolutions 3a and 3b by or on behalf of:

●	a person who participated in the issue; or

●	an associate of that person.

However, the Company will not disregard a vote on resolutions 3a and 3b if it is cast by:

●	a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

●	the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Further details in respect of Resolution 3a and 3b are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting.

NOTICE OF 2019 ANNUAL GENERAL MEETING

SPECIAL BUSINESS

Special Resolution – Resolution #4 – Approval of 10% Placement Issue

To consider and, if thought fit, pass the following as a special resolution:

“THAT, pursuant to and in accordance with ASX Listing Rule 7.1A and for all other purposes, the Company may elect to issue equity securities up to 10% of the issued capital of the Company (at the time of issue) calculated in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 and on the terms and conditions described in the Explanatory Memorandum which accompanied and formed part of the Notice of Annual General Meeting.”

Voting Exclusion and Restriction Statement:

The Company will disregard any votes cast in favour of Resolution 4 by a person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely in the capacity of a holder of ordinary securities in the Company) or an associate of that person.

However, the Company need not disregard a vote cast on the resolution if:

●	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

●	it is cast by the Chairman of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Shareholders who intend to appoint the Chairman as proxy (including an appointment by default) should refer to the Proxy and Voting Instructions on page 5 of this Notice of Annual General Meeting.

Further details in respect of this Resolution 4 are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting.

OTHER BUSINESS

To consider any other business that may be brought before the Meeting in accordance with the Constitution of the Company and the Corporations Act.

By the order of the Board;

Mr Phillip Hains

Company Secretary

Alterity Therapeutics Limited

Dated: 21 October 2019

The accompanying Explanatory Memorandum, Proxy Form

and Voting Instructions form part of this Notice of Annual General Meeting.

NOTICE OF 2019 ANNUAL GENERAL MEETING

PROXY AND VOTING INSTRUCTIONS

Proxy Instructions

A Shareholder who is entitled to attend and vote at this meeting may appoint:

(a)    one proxy if the Shareholder is only entitled to one vote; and

(b)    one or two proxies if the Shareholder is entitled to more than one vote.

Where more than one proxy is appointed each proxy may be appointed to represent a specific proportion of the Shareholder’s voting rights. If the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes, in which case any fraction of votes will be disregarded.

The proxy may, but need not, be a member of the Company.

Where a Shareholder appoints two proxies, on a show of hands, neither proxy may vote if more than one proxy attends and on a poll each proxy may only exercise votes in respect of those shares or voting rights the proxy represents.

Proxies may be lodged using any of the following methods:

-    online by visiting www.investorvote.com.au

-    by returning a completed Proxy Form in person or by post using the pre-addressed envelope provided with this Notice to:

Computershare Investor Services, GPO Box 242, Melbourne, Victoria, 3001

-    by faxing a completed Proxy Form to 1800 783 447 (within Australia) or +61 3 9473 2555 (outside Australia);

-    for intermediary online subscribers only (custodians), submit your voting intentions via www.intermediaryonline.com not less than 48 hours before the time for holding the Meeting, or adjourned meeting as the case may be, at which the individual named in the proxy form proposes to vote.

The proxy form must be signed by the Shareholder (or in the case of a joint holding, by each joint holder) or his/her attorney duly authorised in writing or, if the member is a corporation, in a manner permitted by the Corporations Act. A proxy given by a foreign corporation must be executed in accordance with the laws of that corporation’s place of incorporation.

If you sign the proxy form and do not appoint a proxy, you will have appointed the Chairman of the meeting as your proxy.

The appointment of one or more duly appointed proxies will not preclude a Shareholder from attending this meeting and voting personally. If the Shareholder votes on a resolution, the proxy must not vote as the Shareholder’s proxy on that resolution. A proxy form is attached to this Notice.

How the Chairman will vote undirected proxies

The Chairman of the meeting will vote undirected proxies on, and in favour of, all of the proposed resolutions (this includes Resolution 1, unless you are not eligible to vote on Resolution 1) even though Resolution 1 is connected directly or indirectly with the remuneration of a member of key management personnel, which includes the Chairman.

Proxies that are undirected on Resolutions 1

If you are eligible to vote on Resolutions 1 and you appoint the Chairman of the meeting as your proxy (or if he may be appointed by default) and do not direct the Chairman how to vote on Resolution 1, your shares will be voted in favour of Resolution 1, unless you indicate otherwise by marking the applicable box on the proxy form.

Corporate Representatives

Any corporation which is a Shareholder of the Company may appoint a proxy, as set out above, or authorise (by certificate under common seal or other form of execution authorised by the laws of that corporation’s place of incorporation, or in any other manner satisfactory to the Chairperson of the meeting) a natural person to act as its representative at any general meeting.

Corporate representatives are requested to bring appropriate evidence of appointment as a representative in accordance with the constitution of the Company. Attorneys are requested to bring the original or a certified copy of the power of attorney pursuant to which they were appointed. Proof of identity will also be required for corporate representatives and attorneys.

Voting Entitlement

For the purposes of section 1074E(2)(g)(i) of the Corporations Act and Regulation 7.11.37 of the Corporations Regulations, the Board has determined that Shareholders entered on the Company’s Register of Members as at 24th November 2019 at 9:30am (Melbourne, Victorian, daylight saving time) are entitled to attend and vote at the meeting. Transactions registered after that time will be disregarded in determining the Shareholders entitled to attend and vote at the meeting.

On a poll, Shareholders have one vote for every fully paid ordinary share held. Holders of options are not entitled to vote.

In the case of joint holders of shares, if more than one holder votes at any meeting, only the vote of the first named of the joint holders in the share register of the Company will be counted.

Special Resolution

Resolution 4 is proposed as a special resolution. For a special resolution to be passed, at least 75% of the votes validly cast on the resolution by shareholders (by number of shares) must be in favour of the resolution.

EXPLANATORY MEMORANDUM

ALTERITY THERAPEUTICS LIMITED

ACN 080 699 065

(“the Company”)

2019 ANNUAL GENERAL MEETING

PURPOSE OF INFORMATION

This Explanatory Memorandum (“this Memorandum”) accompanies and forms part of the Company’s Notice of the 2019 Annual General Meeting (“Meeting”) to be held at Adina Apartment Hotel, 189 Queen Street, Melbourne, VIC 3000 on Tuesday 26th November 2019 at 9:30am (Australian Eastern Daylight Time).

The Notice of the 2019 Annual General Meeting (“the Notice”) incorporates, and should be read together with, this Memorandum.

ORDINARY BUSINESS

2019 Annual Financial Statements

The 2019 Annual Financial Statements, comprising the Financial Report, Directors’ Report and Auditor’s Report for the year ended 30 June 2019 will be laid before the meeting. Shareholders will have the opportunity to ask questions about or make comments on the 2019 Annual Financial Statements and the management of the Company. A representative of the auditor will be invited to attend to answer questions about the audit of the Company’s 2019 Annual Financial Statements.

The Company’s 2019 Annual Financial Statements are set out in the Company’s 2019 Annual Report which can be obtained from the Company’s website, www.alteritytherapeutics.com or upon request to the Company Secretary at the Company’s registered office:

Level 3, 62 Lygon Street, Carlton, Victoria, 3053, Australia (telephone +61 3 9824 5254).

There is no requirement for these reports to be formally approved by Shareholders. No resolution is required to be moved in respect of this item.

Ordinary Resolution – Resolution #1: Non-binding Resolution - Remuneration Report

Background

Pursuant to the Corporations Act 2001 at the Annual General Meeting of a listed company, the Company must propose a resolution that the Remuneration Report be adopted.

The purpose of this resolution is to present to the Shareholders, the Company’s Remuneration Report so that Shareholders may ask questions about or make comments on the management of the Company in accordance with the requirements of the Corporations Act 2001 and vote to adopt the Remuneration Report for the year ended 30 June 2019.

This resolution is advisory only and does not bind the Company. However, the Board will consider the outcome of the vote made by Shareholders on the remuneration report at the meeting when reviewing the Company’s remuneration policies. Under the Corporations Act, if 25% or more of votes that are cast are voted against the adoption of the Remuneration Report at two consecutive annual general meetings (“AGM”) (treating this AGM as the first such meeting), shareholders will be required to vote at the second of those AGM’s on a resolution (a “spill resolution”) that another meeting be held within 90 days at which all of the Company’s Directors (other than the Managing Director and CEO) must be put up for re-election. The vote on the Remuneration Report contained in the Company’s 2018 Annual Financial Statement was passed with the support of more than 75% of votes thus a spill resolution will not be required in the event 25% or more of the votes that are cast at the 2019 AGM are against the adoption of the 2019 Remuneration Report. However, in the event that 25% or more of votes that are cast are against the adoption of the 2019 Remuneration Report, shareholders should be aware if there is a ‘no’ vote of 25% or more for the same resolution at the 2020 AGM it may result in the re-election of the Board.

NOTICE OF 2019 ANNUAL GENERAL MEETING

The Remuneration Report is contained within the 2019 Annual Report.

You may access the Annual Report by visiting the Company’s website www.alteritytherapeutics.com.

Voting Restrictions

Note that a voting exclusion applies to Resolution 1 in the terms set out in the Notice. In particular, Directors and other members of the key management personnel details of whose remuneration are included in the 2019 Remuneration Report or a closely related party of those persons must not vote on Resolution 1 and must not cast a vote as proxy, unless the proxy appointment gives a direction on how to vote on Resolution 1, provided however that the Chairman may vote undirected proxies on behalf of persons eligible to vote on Resolution 1 where expressly authorised to do so on the proxy form.

Ordinary Resolution – Resolution #2: Re-Election of Director

At each AGM of the Company, one third of the Directors of the Company must retire from office by rotation, in accordance with the Company’s Constitution. The Managing Director is not subject to rotation. No Director (except a Managing Director) shall retain office for a period in excess of three years without submitting himself or herself for re-election. A Director who retires from office by rotation and is eligible for re-election may offer him or herself for re-election.

Mr Brian Meltzer retires by rotation and, being eligible, offer himself for re-election:

Appointed to the Board	9 December 1999
Last elected by shareholders	17 November 2016
Qualifications	B. Com., M Ec.
Experience and expertise	Subsequent to several years as Chief Economist of ICI Australia (now Orica), Mr Meltzer spent 25 years in investment banking. His breadth of expertise includes major property transactions, corporate advisory, corporate finance, management buyouts, venture capital and large scale syndications. He has held a number of Board and Board Advisory roles for private companies in the human resources, health, aged care, software, entertainment and finance sectors, including Director of a federal government licensed Innovation Investment Fund and co-founder of OSA Group, a provider of mental health services to corporates. Mr Meltzer is also a Director of the Australia-Israel Chamber of Commerce, Chairman of Independence Australia and Chairman of a privately owned corporate health business.
Other current directorships	Nil
Former directorships in last 3 years	Nil
Committees	Chairman of the Audit Committee and member of the Remuneration Committee.
Interests in shares and options	Ordinary shares	326,666
	Options over ordinary shares	1,250,000

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Ordinary Resolution – Resolution #3a – Ratification of prior issue of shares

Resolution 3a seeks shareholder ratification pursuant to ASX Listing Rule 7.4 for the prior issue of 12,824,100 fully paid ordinary shares at a total value of USD 461,010 in placement to shareholders under ADRs (American Depository Receipts) who were unrelated professional, sophisticated and other exempt investors that did not require disclosure under Chapter 6D of the Corporations Act. The issue was the subject of an Appendix 3B released to ASX on 21 March 2019.

The shares that are the subject of Resolution 3a were issued without shareholder approval under ASX Listing Rule 7.1. ASX Listing Rule 7.1 provides that a company must not, subject to specified exceptions, issue or agree to issue during any twelve (12) month period any equity securities, or other securities with rights to conversion to equity (such as options), if the number of those securities exceeds 15% of the share capital of the Company at the commencement of that twelve (12) month period.

ASX Listing Rule 7.4 provides that where a company’s shareholders ratify the prior issue of securities made pursuant to ASX Listing Rule 7.1 (provided that the previous issue of securities did not breach ASX Listing Rule 7.1) those securities will be deemed to have been issued with shareholder approval for the purposes of ASX Listing Rule 7.1. The Company seeks approval under Listing Rule 7.4 to refresh its capacity to make further issues without shareholder approval under Listing Rule 7.1.

The following information is provided in accordance with the requirements of ASX Listing Rule 7.5:

Date of issue	21 March 2019
Number issued	12,824,100
Total consideration received	USD 461,010 (equivalent to AUD 650,296), issue price of approximately USD 0.036 (AUD $0.0507) per share
Class and type of equity security	Ordinary fully paid shares
Summary of terms	Ranking pari passu with all other fully paid ordinary shares on issue in the Company.
Persons who received securities or basis on which those persons were determined	Shareholders under ADRs (American Depository Receipts), through the Company’s Sales Agent, B.Riley FBR, Inc., who were unrelated professional, sophisticated and other exempt investors that did not require disclosure under Chapter 6D of the Corporations Act.
Use of funds raised	To fund the Company’s clinical development, research programs and working capital.
Voting Exclusion Statement	A voting exclusion is contained in the Notice accompanying this Memorandum

NOTICE OF 2019 ANNUAL GENERAL MEETING

Ordinary Resolution – Resolution #3b – Ratification of prior issue of shares

Resolution 3b seeks shareholder ratification pursuant to ASX Listing Rule 7.4 for the prior issue of 7,962,060 fully paid ordinary shares at a total value of USD 191,912 in placement to shareholders under ADRs (American Depository Receipts) who were unrelated professional, sophisticated and other exempt investors that did not require disclosure under Chapter 6D of the Corporations Act. The issue was the subject of an Appendix 3B released to ASX on 31 July 2019.

The shares that are the subject of Resolution 3b were issued without shareholder approval under ASX Listing Rule 7.1. ASX Listing Rule 7.1 provides that a company must not, subject to specified exceptions, issue or agree to issue during any twelve (12) month period any equity securities, or other securities with rights to conversion to equity (such as options), if the number of those securities exceeds 15% of the share capital of the Company at the commencement of that twelve (12) month period.

ASX Listing Rule 7.4 provides that where a company’s shareholders ratify the prior issue of securities made pursuant to ASX Listing Rule 7.1 (provided that the previous issue of securities did not breach ASX Listing Rule 7.1) those securities will be deemed to have been issued with shareholder approval for the purposes of ASX Listing Rule 7.1. The Company seeks approval under Listing Rule 7.4 to refresh its capacity to make further issues without shareholder approval under Listing Rule 7.1.

The following information is provided in accordance with the requirements of ASX Listing Rule 7.5:

Date of issue	31 July 2019
Number issued	7,962,060
Total consideration received	USD 191,912 (equivalent to AUD 277,812), issue price of approximately USD 0.024 (AUD 0.0349) per share
Class and type of equity security	Ordinary fully paid shares
Summary of terms	Ranking pari passu with all other fully paid ordinary shares on issue in the Company.
Persons who received securities or basis on which those persons were determined	Shareholders under ADRs (American Depository Receipts) , through the Company’s Sales Agent, B.Riley FBR, Inc., who were unrelated professional, sophisticated and other exempt investors that did not require disclosure under Chapter 6D of the Corporations Act.
Use of funds raised	To fund the Company’s clinical development, research programs and working capital.
Voting Exclusion Statement	A voting exclusion is contained in the Notice accompanying this Memorandum

The Directors of the Company believe that Resolutions 3a and 3b are in the best interests of the Company and unanimously recommend that Shareholders vote in favour of these Resolutions.

NOTICE OF 2019 ANNUAL GENERAL MEETING

SPECIAL BUSINESS

Special Resolution – Resolution #4 Approval of 10% placement facility

1.	General

ASX Listing Rule 7.1A enables eligible entities to issue equity securities (as that term is defined in the ASX Listing Rules) up to 10% of its issued share capital through placements over a 12 month period after the Annual General Meeting (10% Placement Facility). The 10% Placement Facility is in addition to the Company’s 15% placement capacity under ASX Listing Rule 7.1. An eligible entity for the purposes of ASX Listing Rule 7.1A is an entity that is not included in the S&P/ASX 300 Index and has a market capitalisation of $300 million or less as at 1st September 2019. The Company is an eligible entity.

The Company seeks Shareholder approval by way of a special resolution to have the ability to issue equity securities under the 10% Placement Facility. The exact number of equity securities (if any) to be issued under the 10% Placement Facility will be determined in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 (refer to section 2(c) below). The Company may use funds raised from any 10% Placement Facility for funding of specific projects and/or general working capital. It may also use the 10% Placement Facility for non-cash consideration purposes such as joint venture, licensing or collaboration agreements or the acquisition of new products (although the Company presently has no proposal to do so).

The Directors of the Company believe that Resolution 4 is in the best interests of the Company and unanimously recommend that Shareholders vote in favour of this resolution.

2.	Description of ASX Listing Rule 7.1A

(a)	Shareholder approval

The ability to issue equity securities under the 10% Placement Facility is subject to shareholder approval by way of a special resolution at an AGM.

(b)	Equity Securities

Any equity securities issued under the 10% Placement Facility must be in the same class as an existing quoted class of equity securities of the Company.

The Company, as at the date of the Notice, has on issue one class of quoted equity securities, being fully paid ordinary Shares.

(c)	Formula for calculating 10% Placement Facility

ASX Listing Rule 7.1A.2 provides that eligible entities which have obtained shareholder approval at an AGM may issue or agree to issue, during the 12-month period after the date of the AGM, a number of equity securities calculated in accordance with the following formula:

(A x D) – E

A	is the number of shares on issue 12 months before the date of the issue or agreement:

(A)	plus the number of fully paid shares issued in the 12 months under an exception in ASX Listing Rule 7.2;

(B)	plus the number of partly paid shares that became fully paid in the 12 months;

(C)	plus the number of fully paid shares issued in the 12 months with approval of holders of shares under ASX Listing Rules 7.1 and 7.4; and

(D)	less the number of fully paid shares cancelled in the 12 months.

Note that A has the same meaning in ASX Listing Rule 7.1 when calculating an entity’s 15% placement capacity.

NOTICE OF 2019 ANNUAL GENERAL MEETING

D	is 10%.

E	is the number of equity securities issued or agreed to be issued under ASX Listing Rule 7.1A.2 in the 12 months before the date of the issue or agreement to issue that are not issued with the approval of shareholders under ASX Listing Rules 7.1 or 7.4.

(d)	ASX Listing Rule 7.1 and ASX Listing Rule 7.1A

The ability of an entity to issue equity securities under ASX Listing Rule 7.1A is in addition to the entity’s 15% placement capacity under ASX Listing Rule 7.1.

The actual number of equity securities that the Company will have capacity to issue under ASX Listing Rule 7.1A will be calculated at the date of issue of the equity securities in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 (refer to section 2(c) above).

(e)	Minimum Issue Price

The issue price of equity securities issued under ASX Listing Rule 7.1A must be not less than 75% of the VWAP of equity securities in the same class calculated over the 15 trading days immediately before:

(i)	the date on which the price at which the equity securities are to be issued is agreed; or

(ii)	if the equity securities are not issued within 5 trading days of the date in paragraph (i) above, the date on which the equity securities are issued.

(f)	10% Placement Period

Shareholder approval of the 10% Placement Facility under ASX Listing Rule 7.1A is valid from the date of the AGM at which the approval is obtained and expires on the earlier to occur of:

(i)	the date that is 12 months after the date of the AGM at which the approval is obtained; or

(ii)	the date of the approval by shareholders of a transaction under ASX Listing Rules 11.1.2 (a significant change to the nature or scale of activities) or 11.2 (disposal of main undertaking),

(10% Placement Period).

3.	ASX Listing Rule 7.1A

The effect of Resolution 4 will be to allow the Directors to issue the equity securities under ASX Listing Rule 7.1A during the 10% Placement Period without using the Company’s 15% placement capacity under ASX Listing Rule 7.1.

Resolution 4 is a special resolution and therefore requires approval of 75% of the votes cast by Shareholders present and eligible to vote (in person, by proxy, by attorney or, in the case of a corporate Shareholder, by a corporate representative).

4.	Specific Information required by ASX Listing Rule 7.3A

Pursuant to and in accordance with ASX Listing Rule 7.3A, information is provided in relation to the approval of the 10% Placement Facility as follows:

(a)	The equity securities will be issued at an issue price of not less than 75% of the VWAP for the Company’s equity securities over the 15 trading days immediately before:

(i)	the date on which the price at which the equity securities are to be issued is agreed; or

(ii)	if the equity securities are not issued within 5 trading days of the date in paragraph (i) above, the date on which the equity securities are issued.

NOTICE OF 2019 ANNUAL GENERAL MEETING

(b)	If Resolution 4 is approved by the Shareholders and the Company issues equity securities under the 10% Placement Facility, the existing Shareholders’ voting power in the Company will be diluted as shown in the below table (in the case of unlisted options, only if the unlisted options are exercised).

(c)	There is a risk that:

(i)	the market price for the Company’s equity securities may be significantly lower on the date of the issue of the equity securities than on the date of the Annual General Meeting; and

(ii)	the equity securities may be issued at a price that is at a discount to the market price for the Company’s equity securities on the issue date,

which may have an effect on the amount of funds raised by the issue of the equity securities.

The table below shows the dilution of existing Shareholders on the basis of the current market price of Shares and the current number of ordinary securities for variable “A” calculated in accordance with the formula in ASX Listing Rule 7.1A(2) as at the date of the Notice.

The table below also shows:

(i)	two examples where variable “A” has increased by 50% and 100%. Variable “A” is based on the number of ordinary shares the Company has on issue. The number of ordinary securities on issue may increase as a result of issues of ordinary securities that do not require Shareholder approval (for example, a pro rata entitlements issue or scrip issued under a takeover offer) or future specific placements under ASX Listing Rule 7.1 that are approved at a future Shareholders’ meeting; and

(ii)	two examples of where the price of ordinary securities has decreased by 50% and increased by 50% as against the Deemed Price (defined below).

Variable “A” in ASX Listing Rule 7.1A.2			Dilution
			$0.0165		$0.033		$0.0495
			50% decrease in Deemed Price		Deemed Price		50% Increase in Deemed Price
Current Variable A		10% Voting Dilution	86,879,949	Shares	86,879,949	Shares	86,879,949	Shares

868,799,492	Shares	Funds raised	$1,433,519		$2,867,038		$4,300,557
50% increase in current Variable A		10% Voting Dilution	130,319,924	Shares	130,319,924	Shares	130,319,924	Shares

1,303,199,238	Shares	Funds raised	$2,150,279		$4,300,557		$6,450,836
100% increase in current Variable A		10% Voting Dilution	173,759,898	Shares	173,759,898	Shares	173,759,898	Shares

1,737,598,984	Shares	Funds raised	$2,867,038		$5,734,077		$8,601,115

* Please note that the current number of shares on issue shown above is correct at the date of the Notice.

The table has been prepared on the following assumptions:

(i)	The Company issues the maximum securities available under the ASX Listing Rule 7.1A being 10% of the Company’s shares on issue at the date of the Meeting;

NOTICE OF 2019 ANNUAL GENERAL MEETING

(ii)	No unlisted options and/or warrants are exercised into fully paid ordinary securities before the date of the issue of securities under ASX Listing Rule 7.1A. The Company has an aggregate of 611,972,964 unlisted options and warrants on issue at the date of the Notice;

(iii)	The table does not demonstrate an example of dilution that may be caused to a particular shareholder by reason of placements under ASX Listing Rule 7.1A, based on that shareholder’s holding at the date of the Meeting;

(iv)	The table only demonstrates the effect of issues of securities under ASX Listing Rule 7.1A. It does not consider placements made under ASX Listing Rule 7.1, the “15% rule”;

(v)	The price of ordinary securities is deemed for the purposes of the table above to be $0.033, being the closing price of the Company’s listed securities on ASX on 8 October 2019 (Deemed Price). The Deemed Price is indicative only and does not consider any discount to market that the securities may be placed at; and

(vi)	The table does not demonstrate the effect of listed or unlisted options being issued under ASX Listing Rule 7.1A, it only considers the issue of the fully paid ordinary securities.

(d)	The Company will only issue and allot the equity securities during the 10% Placement Period. The approval under Resolution 4 for the issue of the equity securities will cease to be valid in the event that Shareholders approve a transaction under ASX Listing Rule 11.1.2 (a significant change to the nature or scale of activities or ASX Listing Rule 11.2 (disposal of main undertaking).

(e)	The Company may seek to issue the equity securities for the following purposes:

(i)	non-cash consideration including for joint venture, licensing or collaboration agreements or the acquisition of new projects (although the Company presently has no proposal to do so). In such circumstances the Company will provide a valuation of the non-cash consideration as required by ASX Listing Rule 7.1A.3; or

(ii)	cash consideration. In such circumstances, the Company intends to use the funds raised towards advancing specific Company projects and/or general working capital.

The Company will comply with the disclosure obligations under ASX Listing Rules 7.1A(4) and 3.10.5A upon issue of any equity securities.

The Company’s allocation policy is dependent on the prevailing market conditions at the time of any proposed issue pursuant to the 10% Placement Facility. The identity of the allottees of equity securities will be determined on a case-by-case basis having regard to factors including but not limited to the following:

(i)	the methods of raising funds that are available to the Company, including but not limited to, rights issue or other issue in which existing security holders can participate;

(ii)	the effect of the issue of the equity securities on the control of the Company;

(iii)	the financial situation and solvency of the Company; and

(iv)	advice from corporate, financial and broking advisers (if applicable).

The allottees under the 10% Placement Facility have not been determined as at the date of the Notice but may include existing substantial Shareholders and/or new Shareholders who are not related parties or associates of a related party of the Company.

Further, if the Company were to pursue an acquisition and were it to be successful in acquiring new resources assets or investments, it is possible that the allottees under the 10% Placement Facility will be the vendors of the new resources assets or investments.

(f)	The Company previously obtained approval for the 10% Placement Facility at its 2012, 2013 2015, 2016, 2017 and 2018 AGMs.

NOTICE OF 2019 ANNUAL GENERAL MEETING

(g)	A voting exclusion statement is included in the Notice. At the date of the Notice, the Company has not approached any particular existing Shareholder or security holder or an identifiable class of existing security holder to participate in the issue of the Equity Securities, and it is not proposed to do so between the date of the Notice and the date of the Meeting. No existing Shareholder’s votes will therefore be excluded under the voting exclusion in the Notice.

In the 12 months prior to the Meeting, the Company has issued, 586,672,964 short term warrants and 331,824,442 fully paid ordinary shares (aggregate of 918,497,406 securities, representing approximately 171.05% of the shares on issue at the commencement of 12 months prior to the Meeting. The issues of securities by the Company in the 12 months prior to the Meeting are set out below:

Date of issue	4 January 2019
Number issued	15,789,360
Class and type of equity security	Ordinary fully paid shares
Summary of terms	Shares rank pari passu with all other fully paid ordinary shares on issue in the Company.
Names of persons who received securities or basis on which those persons were determined	Shareholders under ADRs (American Depository Receipts), through the Company’s at-the-market sales agent, B.Riley FBR, Inc., who were unrelated professional, sophisticated and other exempt investors that did not require disclosure under Chapter 6D of the Corporations Act.
Price at which equity securities were issued	A$0.0475
Discount to market price (if any):	N/A
For cash issues
Use of cash consideration:	Cash: approximately A$750,000 Funds raised have been, or will be, used to fund the Company’s clinical development, research programs and working capital.

Date of issue	4 February 2019
Number issued	1,912,440
Class and type of equity security	Ordinary fully paid shares
Summary of terms	Shares rank pari passu with all other fully paid ordinary shares on issue in the Company.

Names of persons who received securities or basis on which those persons were determined	Shareholders under ADRs (American Depository Receipts), through the Company’s at-the-market sales agent, B.Riley FBR, Inc. who were unrelated professional, sophisticated and other exempt investors that did not require disclosure under Chapter 6D of the Corporations Act

NOTICE OF 2019 ANNUAL GENERAL MEETING

Price at which equity securities were issued	A$0.0403
Discount to market price (if any):	N/A
For cash issues
Use of cash consideration:	Cash: approximately A$77,071 Funds raised have been, or will be, used to fund the Company’s clinical development, research programs and working capital.

Date of issue	21 March 2019
Number issued	12,824,100
Class and type of equity security	Ordinary fully paid shares
Summary of terms	Shares rank pari passu with all other fully paid ordinary shares on issue in the Company.
Names of persons who received securities or basis on which those persons were determined	Shareholders under ADRs (American Depository Receipts), through the Company’s at-the-market sales agent, B.Riley FBR, Inc., who were unrelated professional, sophisticated and other exempt investors that did not require disclosure under Chapter 6D of the Corporations Act.
Price at which equity securities were issued	A$0.0507
Discount to market price (if any):	N/A
For cash issues
Use of cash consideration:	Cash: approximately A$650,181 Funds raised have been, or will be, used to fund the Company’s clinical development, research programs and working capital.

Date of issue	8 April 2019
Number issued	269,905,533
Class and type of equity security	Ordinary fully paid shares
Summary of terms	Shares rank pari passu with all other fully paid ordinary shares on issue in the Company.
Names of persons who received securities or basis on which those persons were determined	Issue of ordinary shares to Life Biosciences LLC (an unrelated investor who did not require disclosure under Chapter 6D of the Corporations Act) as approved by shareholders at the General Meeting held on 5th April 2019.

NOTICE OF 2019 ANNUAL GENERAL MEETING

Price at which equity securities were issued	A$0.0390
Discount to market price (if any):	N/A
For cash issues
Use of cash consideration:	Cash: approximately A$10,526,315 Funds raised have been, or will be, used as indicatively set out on pages 15 and 16 of the Notice of General Meeting released by the Company to ASX on 6 March 2019.

Date of issue	8 April 2019
Number issued	539,811,066
Class and type of equity security	Unlisted warrants to acquire shares
Summary of terms

Each warrant has an exercise price of $0.045, expiry date of 19 December 2019 and, upon exercise, entitle the holder to one fully paid ordinary share in the Company.

Terms are otherwise as set out in full in Annexure C to the Notice of General Meeting released by the Company to ASX on 6 March 2019.

Names of persons who received securities or basis on which those persons were determined	Issue of unlisted warrants to Life Biosciences LLC (an unrelated investor who did not require disclosure under Chapter 6D of the Corporations Act) as approved by shareholders at the General Meeting held on 5th April 2019.
Price at which equity securities were issued	Issued as free-attaching to shares on a two warrant for every share subscribed for by the recipient.
Discount to market price (if any):	N/A
For non-cash issues
Use of cash consideration:

Value: Nil

Issued as free-attaching to shares on a two warrant for every share subscribed for by the recipient. Funds raised on exercise of warrants (if any) will be applied to meeting the working capital requirements of the Company at the time of issue.

NOTICE OF 2019 ANNUAL GENERAL MEETING

Date of issue	8 April 2019
Number issued	23,430,949
Class and type of equity security	Ordinary fully paid shares
Summary of terms	Shares rank pari passu with all other fully paid ordinary shares on issue in the Company.
Names of persons who received securities or basis on which those persons were determined	Issue of ordinary shares to unrelated sophisticated and professional investors, identified by the Company, who did not require disclosure under Chapter 6D of the Corporations Act under a private placement approved at the General Meeting held on 5 April 2019.
Price at which equity securities were issued	A$0.0390
Discount to market price (if any):	N/A
For cash issues
Use of cash consideration:	Cash: approximately A$913,807 Funds raised have been, or will be, used as indicatively set out on pages 15 and 16 of the Notice of General Meeting released by the Company to ASX on 6 March 2019.

Date of issue	8 April 2019
Number issued	46,861,898
Class and type of equity security	Unlisted warrants to acquire shares
Summary of terms

Each warrant has an exercise price of $0.045, expiry date of 19 December 2019 and, upon exercise, entitle the holder to one fully paid ordinary share in the Company.

Terms are otherwise as set out in full in Annexure C to the Notice of General Meeting released by the Company to ASX on 6 March 2019.

Names of persons who received securities or basis on which those persons were determined	Issue of unlisted warrants to unrelated sophisticated and professional investors, identified by the Company, who did not require disclosure under Chapter 6D of the Corporations Act under a private placement approved at the General Meeting held on 5 April 2019.
Price at which equity securities were issued	Issued as free-attaching to shares on a two warrant for every share subscribed for by the recipients.

NOTICE OF 2019 ANNUAL GENERAL MEETING

Discount to market price (if any):	N/A
For non-cash issues
Use of cash consideration:

Value: Nil

Issued as free-attaching to shares on a two warrant for every share subscribed for by the recipients. Funds raised on exercise of warrants (if any) will be applied to meeting the working capital requirements of the Company at the time of issue.

Date of issue	31 July 2019
Number issued	7,962,060
Class and type of equity security	Ordinary fully paid shares
Summary of terms	Shares rank pari passu with all other fully paid ordinary shares on issue in the Company.
Names of persons who received securities or basis on which those persons were determined	Shareholders under ADRs (American Depository Receipts) through the Company’s at-the-market sales agent, B.Riley FBR, Inc. who were unrelated professional, sophisticated and other exempt investors that did not require disclosure under Chapter 6D of the Corporations Act.
Price at which equity securities were issued	A$0.0349
Discount to market price (if any):	N/A
For cash issues
Use of cash consideration:	Cash: approximately A$277,875 Funds raised have been, or will be, used to fund the Company’s clinical development, research programs and working capital.

Total cash received through the issue of the above securities was approximately A$13,194,817. The Company has spent approximately A$5,981,662 on its clinical development and research programs with the remainder of A$7,213,155 intended to be spent on the same activities.

The above details are as at the date of the Notice. Any issues subsequent to the date of the Notice but before the meeting is held will be announced to ASX.

Need assistance?
Phone: 1300 850 505 (within Australia) +61 3 9415 4000 (outside Australia) Online: www.investorcentre.com/contact

ATH MR SAM SAMPLE FLAT 123 123 SAMPLE STREET THE SAMPLE HILL SAMPLE ESTATE SAMPLEVILLE VIC 3030	YOUR VOTE IS IMPORTANT
For your proxy appointment to be effective it must be received by 9.30am (AEDT) Sunday 24 November 2019.

Proxy Form

How to Vote on Items of Business	Lodge your Proxy Form: XX

All your securities will be voted in accordance with your directions.

APPOINTMENT OF PROXY	Online:

Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote or abstain as they choose (to the extent permitted by law). If you mark more than one box on an item your vote will be invalid on that item.

Lodge your vote online at www.investorvote.com.au using your secure access information or use your mobile device to scan the personalised QR code.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.

Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.

A proxy need not be a securityholder of the Company.

Your secure access information is For Intermediary Online subscribers (custodians) go to www.intermediaryonline.com

SIGNING INSTRUCTIONS FOR POSTAL FORMS

Individual: Where the holding is in one name, the securityholder must sign.	By Mail:

Joint Holding: Where the holding is in more than one name, all of the securityholders should sign.

Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Computershare Investor Services Pty Limited GPO Box 242 Melbourne VIC 3001 Australia

Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable.

By Fax: 1800 783 447 within Australia or +61 3 9473 2555 outside Australia

ATTENDING THE MEETING

If you are attending in person, please bring this form with you to assist registration.	PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.

Corporate Representative

If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate “Appointment of Corporate Representative” prior to admission. A form may be obtained from Computershare or online at www.investorcentre.com under the help tab, "Printable Forms".

Samples/000001/000001/i12

MR SAM SAMPLE FLAT 123 123 SAMPLE STREET THE SAMPLE HILL SAMPLE ESTATE SAMPLEVILLE VIC 3030

Change of address. If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with ‘X’) should advise your broker of any changes.

Proxy Form	Please mark to indicate your directions

Appoint a Proxy to Vote on Your Behalf	XX

I/We being a member/s of Alterity Therapeutics Limited hereby appoint

the Chairman of the Meeting	OR	PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the Annual General Meeting of Alterity Therapeutics Limited to be held at Adina Apartment Hotel, 189 Queen Street, Melbourne VIC 3000 on Tuesday, 26 November 2019 at 9.30am (AEDT) and at any adjournment or postponement of that meeting.

Chairman authorised to exercise undirected proxies on remuneration related resolutions: Where I/we have appointed the Chairman of the Meeting as my/our proxy (or the Chairman becomes my/our proxy by default), I/we expressly authorise the Chairman to exercise my/our proxy on Resolution 1 (except where I/we have indicated a different voting intention in step 2) even though Resolution 1 is connected directly or indirectly with the remuneration of a member of key management personnel, which includes the Chairman.

Important Note: If the Chairman of the Meeting is (or becomes) your proxy you can direct the Chairman to vote for or against or abstain from voting on Resolution 1 by marking the appropriate box in step 2.

Items of Business

PLEASE NOTE: If you mark the Abstain box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

		For	Against	Abstain
Resolution 1	Non-binding resolution to adopt Remuneration Report	☐	☐	☐

Resolution 2	Re-Election of Director - Mr Brian Meltzer	☐	☐	☐

Resolution 3a	Ratification of prior issue of 12,824,100 shares	☐	☐	☐

Resolution 3b	Ratification of prior issue of 7,962,060 shares	☐	☐	☐

Resolution 4	Approval of 10% Placement Issue	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business. In exceptional circumstances, the Chairman of the Meeting may change his/her voting intention on any resolution, in which case an ASX announcement will be made.

Signature of Securityholder(s)	This section must be completed.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
/ /
Sole Director & Sole Company Secretary	Director	Director/Company Secretary	Date

Update your communication details    (Optional)

Mobile Number	Email Address	By providing your email address, you consent to receive future Notice of Meeting & Proxy communications electronically

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